Exhibit 99.1

Compton reports third quarter 2011 results

CALGARY, Nov. 7, 2011 /CNW/ - Compton Petroleum Corporation (TSX: CMT) reports its financial and operating results for the quarter ended September 30, 2011. The full text of Management's Discussion and Analysis ("MD&A") and the Corporation's unaudited consolidated financial statements can be found on the Corporation's website at www.comptonpetroleum.com and at www.sedar.com.

It should be noted that the interim consolidated financial statements and comparative information has been prepared in accordance with International Financial Reporting Standard ("IFRS") 1, "First-time Adoption of International Financial Reporting Standards", and with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board.  Previously, the Corporation prepared its interim and annual consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles ("Previous GAAP").

Q3 2011 in Review

Summary of Results:

•	Net earnings was $28.3 million or $2.43 per diluted share
•	Cash flow was $15.3 million or $1.28 per diluted share
•	Operating loss was $2.0 million
•	Capital investment was $7.8 million, before acquisitions and divestitures

Achievements:

Throughout 2011, Management has continued to deliver on commitments, improving the operational and financial performance of the Corporation by lowering debt, reducing its cost structure, improving capital efficiencies and generating positive cash flow within a low commodity price environment. During the third quarter, Compton:

•
Completed the recapitalization plan of arrangement (the "Recapitalization") to return Compton's capital structure to levels more consistent with current natural gas producers, substantially improving financial strength and comparability with industry peers

•	Reduced net debt by 68% to $144.8 million since December 31, 2010 and by 83% from $854.7 million as at September 30, 2009
•	Negotiated an industry standard borrowing base credit facility of $160.0 million with a new syndicate of lenders for a one year term, and one year maturity thereafter if not renewed
•	Continued to reduce cost structure by a combined 46% or $7.8 million from the third quarter of 2010:
•	Administrative costs decreased by 60% or $3.2 million due to restructuring completed at the end of 2010
•	Interest and finance charges decreased by 40% or $4.6 million as a result of lower debt levels in 2011 compared to 2010
•	Generated average daily production of 13,429 boe/d, attaining a relatively flat production profile despite limited capital spending in 2011
•
Participated in a non-operated Wilrich (Spirit River) horizontal well (33.3% working interest) in the Niton area. Located in the centre of the Corporation's core lands, the well was tied-in and is currently on production at approximately 2.9 mmcf/d. Liquid rates are being confirmed but are expected to be greater than 20 bbl/mmcf

•
Signed a farmout and joint venture agreement on its Montana Bakken property subsequent to the quarter. At their cost, the joint venture partner has committed to completion of a survey program at a minimum cost of $2.0 million on or before July 31, 2012 and the drilling of a test well on or before December 31, 2012

With the completion of the Recapitalization in late September 2011, Management is focused on drilling and liquids exploration to develop its high-return, liquids-rich natural gas area at Niton and emerging crude oil opportunities in the Southern Plains. These activities are expected to provide the opportunity for accretive growth over a multi-year horizon

Financial Review

		Three Months Ended Sept 30	Nine Months Ended Sept 30
(000s, except per share amounts)		2011	2010	2011	2010

Revenue		$38,971	$36,728	$109,304	$146,400
Cash flow (1) (2)		$15,308	$846	$30,078	$31,804
Per share	- basic	$1.76	$0.64	$7.91	$24.13
	- diluted	$1.28	$0.64	$3.52	$24.13
Operating earnings (loss) (1) (2)		$(2,022)	$(16,291)	$(1,096)	$(29,932)
Net earnings (loss)		$28,307	$(33,055)	$24,090	$(97,604)
Per share	- basic	$3.26	$(25.08)	$6.34	$(74.05)
	- diluted	$2.43	$(25.08)	$3.03	$(74.05)
Capital expenditures(2)		$7,805	$11,900	$23,173	$37,902

As at				Sept 30, 2011	Dec. 31, 2010
Total net debt(3)				$144,791	$451,844
Total equity				$331,882	$187,198
Shares outstanding				26,359	263,666

(1)     Cash flow, operating loss and field netback are non-GAAP measures that are defined in this document
(2)     Prior periods have been revised to conform to current period presentation
(3)     Includes MPP term financing
(4)     Total shares outstanding changed from 263.6 million to 26.4 million on August 10, 2011 in accordance with the Recapitalization

Compared to 2010, sales revenue remained consistent for the third quarter of 2011. Lower production volumes in 2011 were offset by increased realized natural gas and liquids prices.  Improved prices combined with reductions in royalties, transportation, administrative and interest expenses contributed to higher netbacks and favorably impacted cash flow and operating earnings.

Net earnings for the third quarter of 2011 were $28.3 million, an increase of $61.4 million when compared to the $33.1 million net loss in the same period for 2010.  The loss in 2010 was largely due to an impairment expense of $44.9 million.

The current level of natural gas prices has limited internally generated cash flow available to invest in drilling activities.  As a result, capital spending, before acquisitions and divestments decreased by 34% in the third quarter. Compton participated in one non-operated well (0.3 net well), during the third quarter of 2011 as compared to a total of 4 wells (2.7 net wells) drilled during 2010.

Operations Review

	Three Months Ended Sept 30			Nine Months Ended Sept 30
	2011	2010	% Change	2011	2010	% Change
Average daily production
Natural gas (MMcf/d)	67	81	(16%)	68	92	(26%)
Liquids (bbls/d)	2,240	2,452	(9%)	2,213	2,919	(24%)
Total (boe/d)	13,429	15,931	(16%)	13,557	18,261	(26%)
Realized prices(1)
Natural gas ($/mcf)	$ 4.01	$ 3.84	4%	$ 4.04	$ 4.59	(12%)
Liquids ($/bbl)	$ 78.10	$ 59.39	32%	$ 77.83	$ 64.71	20%
Total ($/boe)	$ 33.06	$ 28.61	16%	$ 32.98	$ 33.46	(1%)
Field netback ($/boe)	$ 20.97	$ 15.71	33%	$ 18.96	$ 18.68	1%

(1)     Prior periods have been revised to conform to current period presentation

Production for the third quarter of 2011 decreased 16% from 2010 primarily due to natural declines, a reduced asset base following property dispositions throughout 2010 and limited new production additions in 2011.

During the third quarter, Compton participated in a non-operated Wilrich (Spirit River) horizontal well (33.3% working interest) in the Niton area. Located in the centre of the Corporation's core lands, the well was tied-in and is currently on production at approximately 2.9 mmcf/d. Liquid rates are being confirmed but are expected to be greater than 20 bbl/mmcf. Compton also completed the acquisition of 25 sections of land in the Southern Plains area, prospective for the Big Valley/Bakken Formation. The Corporation has secured all prospective land holdings for developing the new play and with initial success, the play has the potential to expand into approximately 90 locations.

Compton's winter drilling program commenced at the beginning of October with two rigs operating at present. Two vertical oil wells were drilled to target the Basal Quartz and Ellerslie Formations in the Southern Plains, and a Rock Creek horizontal well is currently being drilled in Niton. A third rig is expected in Niton for mid-November to drill the first Wilrich well.  With the drilling program ramping up, it is anticipated that five to seven wells will be drilled prior to year-end in Niton and the Southern Plains.

Subsequent to the quarter end, the Corporation announced the signing of a farmout and joint venture agreement related its 79,000 net acres of undeveloped land holdings in northern Montana. The farmout joint venture grants the joint venture partner the ability to earn a 50% interest in this area by incurring capital expenditures on the exploration and development of the property. Compton will retain a 50% working interest in the area without incurring any capital expenditure commitments. At their cost, the joint venture partner has committed to completion of a survey program at a minimum cost of $2.0 million on or before July 31, 2012 and the drilling of a test well targeting the Bakken Formation on or before December 31, 2012. In order to obtain the 50% working interest across all of Compton's lands, the partner is obligated to drill three wells across the acreage.

Outlook

The current outlook for natural gas in North America remains weak throughout the remainder of 2011 and into 2012. As a result, Management's strategy is focused on developing its high-return, liquids-rich natural gas area at Niton and emerging crude oil opportunities to offset continued low natural gas prices. Compton's assets provide significant upside potential through their multiple zone development opportunities, contiguous land blocks and impact of horizontal multi-stage fracture technology.

Compton is on track to meet or exceed its 2011 guidance targets, including the lower end of its production range despite lower than anticipated capital expenditures to date.  As a result of the Corporation's focus on improving capital efficiencies and reducing costs, Management is revising its 2011 cash flow guidance upwards to between $35.0 and $40.0 million on a calendar year basis.  Compton is in the process of finalizing its future development plan and 2012 budget, which is expected to be released prior to year-end. With a revised capital structure, Compton is focused on the development of its asset base and new opportunities for future growth.

Additional Information

Compton has filed its unaudited Consolidated Financial Statements for the three months ended September 30, 2011 and related Management's Discussion and Analysis with Canadian securities regulatory authorities. Copies of these documents may be obtained via www.sedar.com or the Corporation's website, www.comptonpetroleum.com. To order printed copies of the filed documents free of charge, email the Corporation at investorinfo@comptonpetroleum.com.

2011 Third Quarter Conference Call

Compton will host a conference call and web cast on Monday, November 7, 2011 at 9:00 a.m. MST (11:00 a.m. EST) to discuss the Corporation's third quarter financial and operating results. The format of the call will be as a question and answer session for analysts and investors after a brief summary of results and strategy. To participate in the conference call, please contact the Conference Operator ten minutes prior to the call at 1-888-231-8191 or 1-647-427-7450. To participate in the web cast, please visit: www.comptonpetroleum.com.  The web cast will be archived two hours after the presentation at the website listed above. For a replay of this call, please dial: 1-855-859-2056 or 1-416-849-0833 and enter access code 22857824# until November 14, 2011.

Advisories

Non-GAAP Financial Measures

Included in this document are references to terms used in the oil and gas industry such as, cash flow, operating earnings (loss), free cash flow, cash flow per share, adjusted EBITDA, field netback, funds flow netback, debt and capitalization. Non-GAAP measures do not have any standardized meaning within IFRS and therefore reported amounts may not be comparable to similarly titled measures reported by other companies. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations.

Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with IFRS, as an indicator of the Corporation's performance or liquidity. Cash flow is used by Compton to evaluate operating results and the Corporation's ability to generate cash to fund capital expenditures and repay debt.

Operating earnings (loss) is used by the Corporation to facilitate comparability of earnings between periods. Operating earnings (loss) represents net earnings excluding certain items that are largely non-operational in nature, primarily of a non-cash nature or one-time non-recurring items,  and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with IFRS.

Adjusted EBITDA is a non-GAAP measure defined as net earnings, before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligations, and foreign exchange and other gains and losses.

Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis. Funds flow netback equals field netback including general and administrative costs and interest costs. Field netback and funds flow netback are non-GAAP measures that management uses to analyze operating performance.

Free cash flow is a non-GAAP measure that Compton defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing activities, and/or other financing activities.

Debt is comprised of floating rate bank debt and, in prior periods, fixed rate senior term notes. Capitalization is defined as bank debt plus shareholder's equity.

Use of Boe Equivalents

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil.  The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants.  We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip.  However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities.  Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct.  There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business.  These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton.  Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of its financial and operational results as of September 30, 2011, and prospective activities.  Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law.  Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement.  The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada.  The majority of our operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin, providing multi-zone potential for future development and exploration opportunity.

With approximately 84% natural gas, our strategy has shifted to developing our high-return, liquids-rich natural gas area at Niton and balancing our portfolio through emerging crude oil opportunities to offset continued low natural gas prices. Compton maximizes value by concentrating on properties that generate strong returns on capital investment, such as the Rock Creek Formation at Niton, and developing new horizons such as the Wilrich and Notikewin.

Compton 's emerging oil plays target the Bakken/Big Valley, Ellerslie and Glauconite Formations in the Southern Plains area as well as future exploratory potential through the joint venture on its Montana Bakken/Big Valley lands. The successful development of these areas is expected to provide growth in oil production and reserves, further augmenting our large natural gas reserves that can be capitalized on when natural gas markets recover.

Through further improving operating efficiencies, maximizing returns on capital invested and focusing on higher return assets, Compton will create value by providing appropriate investment returns for shareholders. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

%CIK: 0001043572

For further information:
Susan J. Soprovich	Theresa Kosek
Director, Investor Relations	Vice President, Finance & CFO
Ph: (403) 668-6732	Ph: (403) 205-7491
Fax: (403) 237-9410
Email: investorinfo@comptonpetroleum.com
Website: www.comptonpetroleum.com

CO: Compton Petroleum Corporation

CNW 08:00e 07-NOV-11